Exhibit 99.1

Neptune Reports First Quarter Fiscal 2021 Results

2021/QTR1 revenue + 390% YOY and +124% over 2020/QTR4, driven by significant new Health and Wellness Innovations consumer products and growth of Cannabis revenue

Sets Q2 revenue guidance of $28 to $32 million, representing estimate year-over-year growth of 330% to 391%

LAVAL, QC, Aug. 11, 2020 /CNW Telbec/ - Neptune Wellness Solutions Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on plant-based, sustainable and purpose-driven lifestyle brands, today announced its financial and operating results for the three-month period ended June 30, 2020. All amounts are in thousands of Canadian dollars except if specified otherwise.

First Quarter 2021 Financial Highlights:

  Total revenues for the three-month period ended June 30, 2020 amounted to $21,363, representing a sequential increase of $11,833, or 124%, over the fourth quarter ended March 31, 2020 and an increase of $17,002, or 390%, compared to $4,361 for the three-month period ended June 30, 2019.
  Gross profit for the three-month period ended June 30, 2020 amounted to $3,256, representing a sequential increase of $4,353 over the fourth quarter ended March 31, 2020 and an increase of $3,969 over the three-month period ended June 30, 2019. Gross margin improved to 15.2% compared to negative gross margins in both of the comparative periods, reflecting improved margins as a result of volume growth in cannabis.
  Net loss for the three-month period ended June 30, 2020 amounted to $11,427 compared to a net loss of $6,452 for the three-month period ended June 30, 2019.
  Adjusted EBITDA1 improved by $227 for the three-month period ended June 30, 2020 to a loss of $3,356 compared to the three-month period ended June 30, 2019. The increase in Adjusted EBITDA1 is mainly attributable to the increase in gross profit, partially offset by an increase in SG&A expenses.
  Neptune establishes second quarter fiscal 2021 revenue guidance of between $28,000 and $32,000, representing a sequential growth of approximately 31% to 50% compared to the previous quarter or approximately 330% to 391% growth over the prior year period.
______________________________
[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of Segment income (loss) before corporate expenses to Adjusted Segment EBITDA and net loss to Adjusted EBITDA" which follow.

Recent Corporate Highlights:

  June 15, 2020, Neptune announced the launch of Neptune Halo, an electronic pulse oximeter device that is a key tool in the battle against COVID-19 and an expansion of its Health and Wellness Innovations portfolio.
  June 22, 2020, Neptune announced a new line of plant-based hand sanitizers to launch in club store channel. Developed by Neptune Health & Wellness Innovations, in partnership with International Flavors & Fragrances (NYSE: IFF), the expanded product line consists of six new scented varieties.
  June 29, 2020, Neptune announced it has been authorized by Health Canada to sell cannabis products to provinces and territories. This sales license includes edibles, extracts and topicals, to name a few. This authorization adds to previously held processing license and will expand Neptune's cannabis operations to include proprietary branded products. Additionally, the authorization enhances the capabilities of the Company's white label offerings, providing incremental value and service offerings to its B2B customers.
  July 15, 2020, Neptune announced the appointment of Eric Gharakhanian, Ph.D. as Director of Product Development, Health & Wellness Innovations. Dr. Gharakhanian joins Neptune from The Clorox Company where he served as Product Development Specialist, responsible for developing and maintaining cleaning products and brands within the Company's homecare portfolio.
  July 21, 2020, Neptune announced the nominations of Jane Pemberton and Frank Rochon for election to the Company's Board of Directors by the Company's shareholders at its Annual General Meeting to be held on August 12, 2020.

Management Commentary
Michael Cammarata, Chief Executive Officer of Neptune, stated: "Our transformation to a diversified and fully integrated health and wellness company has yielded significant results. We have built the team, the partnerships and developed a pipeline of innovation across the health and wellness landscape to drive further growth over the coming quarters and years. Our pace of new product and category development has accelerated, and we are fully leveraging our assets to drive profit accretive growth with limited incremental capital investment. Each of our new product launches are designed to drive higher margins and higher returns on investment to maximize returns and support incremental growth opportunities. We are seeing improved gross margins while accelerating growth, and as volumes continue to build, we expect further enhancements to our profit profile. During the first quarter, both our Health and Wellness Innovations and Cannabis activities delivered significant growth, driven by strong partnerships and our ability to quickly execute on emerging opportunities. We are anticipating strong growth in the second quarter and expect the accelerated growth to continue."

Dr. Toni Rinow, Chief Financial Officer of Neptune, commented: "We have made significant investments over the last year, including expanding capacity and building a world-class team. We are now leveraging these investments, resulting in accelerated growth and improving margins. We anticipate both to continue and our guidance for second quarter revenue to nearly quadruple once again on a year-over-year basis. In addition to being focused on innovation to drive revenue, it is part of our core financial strategy of closely monitoring the profitability of our new business development to enhance margins and capitalize on asset-light innovations. We have improved our cash position to support growth and are working on additional, non-dilutive, sources of capital to support continued growth. We are seeing strong momentum with our recent hand sanitizer introduction into the club channel, which began early in the second quarter, but are also seeing continued growth in cannabis with existing key partners and new business."

First Quarter 2021 Financial Results
Total revenues for the three-month period ended June 30, 2020 increased 390% to $21,363 compared $4,361 in the prior year period. The increase in revenue was primarily a result of new health & wellness products, namely the initial launch of hand sanitizers and the Neptune Air contact-less thermometers, and cannabis related products reflecting the completion of the Company's Phase 2 expansion that became operational early the quarter.

Consolidated gross profit for the three-month period ended June 30, 2020 amounted $3,256 compared to $(712) for the three-month period ended June 30, 2019, an increase of $3,968. The increase in gross profit for the three-month period ended June 30, 2020 compared to the three-month period ended June 30, 2019 was directly related to the increase in sales volumes. The consolidated gross margin increased from (16%) for the three-month period ended June 30, 2019 to 15% for the three-month ended June 30, 2020.

Neptune reported a net loss of $11,427 for the three-month period ended June 30, 2020, compared to a net loss of $6,452 in the prior year period. The increase in the net loss for the three-month period ended June 30, 2020 is attributable to the increases in selling, general and administrative expenses and net finance costs to support future growth, partly offset by the increase in gross profit.

For the three-month period ended June 30, 2020, adjusted EBITDA1 was a loss of $3,356 compared with a loss of $3,583 in the prior year period.

Outlook
For the second quarter of fiscal 2021, the Company anticipates revenue of between $28,000 and $32,000, reflecting accelerated growth across several of the Company's activities.

Operational and COVID-19 Update
During the first quarter of fiscal 2021, Neptune's Phase 2 expansion at its Sherbrooke facility became operational, significantly expanding capacity and allowing for increased sales volumes. The Company is now shipping to all of its key B2B cannabis extraction clients, as well as recent new business wins. In June, Neptune was authorized by Health Canada to sell cannabis products to provinces and territories, including edibles, vapes, extracts, topicals and beverage products. The Company also received authorization for additional cold storage capacity at the Sherbrooke facility. Additionally, Neptune completed the conversion of its extraction operations to a cold ethanol process, which reduced processing time and provides for greater efficiency.

Relating to COVID-19, Neptune's operations continue to be deemed essential and thus its facility in both Canada and the United States continued to operate without any material disruption, reflecting existing high operating standards and a rapid response to the pandemic. While the global health crisis had negative impacts on certain aspects of the business, including the pace of retailers accepting new products and other disruptions, the Company remains able to continue to service its customers.

Conference Call Details
Date:	Tuesday, August 11, 2020

Time:	4:30 PM Eastern Daylight Time

Call:	1 (888) 231-8191 (Canada and U.S.)
1 (647) 427-7450 (International)

Conference ID: 4484044

There will also be a simultaneous, live webcast available on the Investors section of Neptune's website under Investor Events and Presentations at www.neptunecorp.com or directly at https://produceredition.webcasts.com/starthere.jsp?ei=1349495&tp_key=5a45d36733. The webcast will be archived for approximately 30 days.

About Neptune Wellness Solutions Inc.

Neptune Wellness Solutions is a diversified and fully integrated health and wellness company. With a mission to redefine health and wellness, Neptune is focused on building a broad portfolio of high quality, affordable consumer products in response to long-term secular trends and market demand for plant-based, sustainable and purpose-driven lifestyle brands. The Company utilizes a highly flexible, cost efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, quickly adapt to consumer preferences and demand, and bring new products to market through its mass retail partners and e-commerce channels. Leveraging decades of expertise in extraction and product formulation, Neptune is a leading provider of turnkey product development and supply chain solutions to business customers across several health and wellness verticals, including legal cannabis and hemp, nutraceuticals and white label consumer packaged goods. The Company has a strong position in cannabis and hemp with research, development and commercialization focused on the use of cannabinoids in household products to make them safer, healthier and more effective. Neptune's corporate headquarters is located in Laval, Quebec, with a 50,000-square-foot production facility located in Sherbrooke, Quebec and a 24,000 square-foot facility located in North Carolina. For additional information, please visit: https://neptunecorp.com/.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses one adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA) to assess its operating performance. This non-IFRS financial measure is comprised of adjustments that are derived from the Corporation's financial statements and are presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation's financial condition and operating results. Neptune's method for calculating Adjusted EBITDA may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs, depreciation and amortization and income tax expense and by subtracting income tax recovery and net finance income. Other items such as stock-based compensation, litigation provisions, acquisition costs, change in fair value of contingent consideration, impairment loss on goodwill and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at https://www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

NEPTUNE WELLNESS SOLUTIONS INC.
Condensed Consolidated Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

For the three-month periods ended June 30, 2020 and 2019

	June 30, 2020	June 30, 2019
Revenue from sales	$21,022,488	$3,989,498
Royalty revenues	316,528	341,863
Other revenues	24,236	29,647
Total revenues	21,363,252	4,361,008

Cost of sales	(18,106,827)	(5,073,183)
Gross profit	3,256,425	(712,175)

Research and development expenses, net of tax credits and grants
of $18,500 (2019 - $20,052)	(434,952)	(342,336)
Selling, general and administrative expenses	(12,854,882)	(5,329,864)
Loss from operating activities	(10,033,409)	(6,384,375)

Finance income	17,643	18,837
Finance costs	(1,474,835)	(137,557)
	(1,457,192)	(118,720)
Loss before income taxes	(11,490,601)	(6,503,095)

Income tax recovery	63,190	50,947
Net loss	(11,427,411)	(6,452,148)

Other comprehensive loss
Unrealized gains (losses) on investment	110,001	(198,883)
Net change in unrealized foreign currency losses on translation of net investments
in foreign operations	(1,551,479)	—
Total other comprehensive loss	(1,441,478)	(198,883)

Total comprehensive loss	$(12,868,889)	$(6,651,031)

Basic and diluted loss per share	$(0.13)	$(0.08)

Basic and diluted weighted average number of common shares	102,580,784	80,754,086

NEPTUNE WELLNESS SOLUTIONS INC.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

As at June 30, 2020 and March 31, 2020
	June 30,	March 31,
	2020	2020
Assets

Current assets:
Cash and cash equivalents	$25,503,436	$16,577,076
Short-term investment	24,000	36,000
Trade and other receivables	13,369,372	10,793,571
Prepaid expenses	8,622,049	2,296,003
Inventories	11,032,978	9,092,538
	58,551,835	38,795,188

Property, plant and equipment	62,848,161	60,028,574
Right-of-use assets	1,264,353	1,386,254
Intangible assets	23,137,687	25,518,287
Goodwill	40,983,573	42,333,174
Tax credits recoverable	184,470	184,470
Other asset	640,000	530,000
Total assets	$187,610,079	$168,775,947

Liabilities and Equity

Current liabilities:
Trade and other payables	$17,607,886	$12,451,669
Lease liabilities	450,199	450,125
Loans and borrowings	3,206,830	3,180,927
Deferred revenues	270,767	17,601
Provisions	1,329,596	1,115,703
	22,865,278	17,216,025

Lease liabilities	1,015,183	1,141,314
Long-term payables	544,393	555,440
Deferred tax liabilities	4,630,531	5,015,106
Other liability	2,036,399	1,217,769
Total liabilities	31,091,784	25,145,654

Equity:
Share capital	238,047,782	213,876,454
Warrants	19,472,542	18,597,776
Contributed surplus	69,884,110	69,173,313
Accumulated other comprehensive income	4,075,898	5,517,376
Deficit	(174,962,037)	(163,534,626)
Total equity	156,518,295	143,630,293

Total liabilities and equity	$187,610,079	$168,775,947

ADJUSTED EBITDA RECONCILIATION

Although the concept of Adjusted EBIDTA is not a financial or accounting measure defined under IFRS and it may not be comparable to other issuers, it is widely used by companies. Neptune obtains its Adjusted EBITDA measurement by adding to net income (loss), net finance costs and depreciation and amortization and by subtracting income tax recovery. Other items such as stock-based compensation, litigation provisions, acquisition costs and severance and related costs that do not impact core operating performance of the Corporation are also added back as they may vary significantly from one period to another. Adjusting for these items does not imply they are non-recurring.

Adjusted EBITDA1 reconciliation

	Three-month period ended June 30, 2020	Three-month period ended June 30, 2019
	$	$
Net loss	(11,427,411)	(6,452,148)
Add (deduct):
Depreciation and amortization	2,758,761	1,083,675
Net finance costs	1,457,192	118,720
Stock-based compensation	3,497,564	856,926
Litigation provisions	213,893	80,958
Acquisition costs	–	367,000
Severance and related costs	207,061	412,488
Income tax recovery	(63,190)	(50,947)
Adjusted EBITDA[1]	(3,356,130)	(3,583,328)
_
[1] The Adjusted EBITDA is not a standard measure endorsed by IFRS requirements.

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For further information: Investor Information: ICR, Scott Van Winkle, 617-956-6736, scott.vanwinkle@icrinc.com; Media Requests: ICR, Cory Ziskind, 646-277-1232, cory.ziskind@icrinc.com

CO: Neptune Wellness Solutions Inc.

CNW 16:05e 11-AUG-20